CATHAY PACIFIC

**Cathay Pacific Airways Limited**
*Company Secretary's Department*
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
*www.cathaypacific.com*



Our Ref: CSA/CPA6/5(e)

23rd July 2008

**By Registered Airmail**

[redacted]

08004067

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

**Cathay Pacific Airways Limited (the "Company")**
**File No. 82-1390**

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 23rd July 2008.



Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

Florence Lam
Deputy Company Secretary

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

dlw 7/31

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*



**CATHAY PACIFIC AIRWAYS LIMITED**
(Incorporated in Hong Kong with limited liability)
**(Stock Code: 293)**

**Announcement**

## Connected Transaction: Sale of 30% Shareholding in CLS Catering Services Limited

Caterwell entered into the Agreement with LSG on 22nd July 2008 for the sale of 30% shareholding in CLS to LSG for a cash consideration of CAD5.55 million (HK$42.88 million) payable on 22nd July 2008 plus an Adjustment of not exceeding CAD1.2 million (HK$9.27 million) payable on or before 28th February 2009. The actual amount of the Adjustment will be determined in accordance with the terms of the Agreement by reference to the financial performance of CLS for the year ending 31st December 2008.

As LSG is a substantial shareholder of the Company's subsidiary CLS, LSG is a connected person of Cathay Pacific. The Transaction therefore constitutes a connected transaction for the Company and is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules.

**THE AGREEMENT** dated 22nd July 2008

| | |
|---|---|
| Parties: | Caterwell, as vendor<br>LSG, as purchaser |
| Sale Interest: | 30% interest in CLS |
| Consideration: | CAD5.55 million (HK$42.88 million) payable on 22nd July 2008 plus an Adjustment of not exceeding CAD1.2 million (HK$9.27 million) payable on or before 28th February 2009. |

**Particulars of the Transaction**
On 22nd July 2008, Caterwell and LSG entered into the Agreement for the sale by Caterwell of 30% shareholding in CLS for a cash consideration of CAD5.55 million (HK$42.88 million) payable on 22nd July 2008 plus an Adjustment of not exceeding CAD1.2 million (HK$9.27 million) payable on or before 28th February 2009. The actual amount of the Adjustment will be determined in accordance with the terms of

the Agreement by reference to the financial performance of CLS for the year ending 31st December 2008.

The Sale Interest is represented by 99,024 common shares of no par value in the issued share capital of CLS, comprising a total of 330,081 shares of no par value.

On completion of the Transaction, Cathay Pacific's attributable interest in CLS will decrease from 60% to 30%, LSG's attributable interest in CLS will increase from 40% to 70% and CLS will cease to be a subsidiary of Cathay Pacific.

Each party will be responsible for its costs and expenses incurred in connection with the Transaction.

As at 31st December 2007, the audited net asset value attributable to the Sale Interest was CAD2.74 million (HK$21.17 million).

For the year ended 31st December 2006, the audited net profits before and after taxation and extraordinary items of CLS were CAD4.05 million (HK$31.29 million) and CAD2.54 million (HK$19.62 million) respectively.

For the year ended 31st December 2007, the audited net profits before and after taxation and extraordinary items of CLS were CAD4.23 million (HK$32.68 million) and CAD2.85 million (HK$22.02 million) respectively.

The consideration was determined after arm's length negotiation between the parties with reference to the aforesaid audited net asset value as at 31st December 2007 and earnings in 2006 and 2007, which reflected the Company's valuation of the Sale Interest.

**REASONS FOR AND BENEFITS OF THE TRANSACTION**

The Sale Interest is a non-core asset in the Group's airline catering business portfolio and the Transaction enables the Group to realise cash from its investment in the Sale Interest. The Group will apply the proceeds from the Transaction towards repayment of bank borrowings.

The Directors (including the independent non-executive Directors) consider that the Transaction is on normal commercial terms and in the ordinary and usual course of business of the Company, fair and reasonable and in the interests of the Company and its shareholders as a whole.

**GENERAL**

As LSG is a substantial shareholder of the Company's subsidiary CLS, LSG is a connected person of Cathay Pacific. The Transaction therefore constitutes a connected transaction for the Company and is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules.

CATHAY PACIFIC

**EFFECT OF THE TRANSACTION**

With effect from 22nd July 2008 following completion of the Transaction, Cathay Pacific's attributable interest in CLS will decrease from 60% to 30%, LSG's attributable interest in CLS will increase from 40% to 70% and CLS will cease to be a subsidiary of Cathay Pacific.

LSG and its associates will therefore cease to be connected persons of the Company and the transactions referred to in the Company's announcements dated 26th February 2007, 29th March 2007 and 13th June 2008 will cease to be continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

**Directors**

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Kong Dong, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

**DEFINITIONS**

| | |
|---|---|
| **"Adjustment"** | The amount of consideration of the Transaction of not exceeding CAD1.2 million (HK$9.27 million) to be determined in accordance with the terms of the Agreement by reference to the financial performance of CLS for the year ending 31st December 2008 and payable on or before 28th February 2009. |
| **"Agreement"** | The sale and purchase agreement dated 22nd July 2008 entered into between Caterwell as vendor and LSG as purchaser in respect of the Transaction. |
| **"Caterwell"** | Caterwell One (Netherlands) B.V., a wholly owned subsidiary of Cathay Pacific incorporated in The Netherlands, whose principal activity is investment holding. |
| **"Cathay Pacific" or "Company"** | Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services. |
| **"CAD"** | Canadian Dollar, converted into Hong Kong Dollar (HK$) for the purpose of this announcement at the exchange rate of CAD1 : HK$7.726 as at 30th June 2008. |

| | |
|---|---|
| **"CLS"** | CLS Catering Services Limited, a subsidiary of Cathay Pacific incorporated in Canada, whose principal activity is provision of airline catering services. |
| **"Directors"** | The directors of the Company. |
| **"Group"** | Cathay Pacific and its subsidiaries. |
| **"Listing Rules"** | The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. |
| **"LSG"** | LSG Lufthansa Service Europa / Afrika GmbH, a company incorporated in Germany, whose principal activity is provision of airline catering services. |
| **"Sale Interest"** | 30% interest in CLS, represented by 99,024 common shares of no par value in the issued share capital of CLS. |
| **"Transaction"** | The sale of the Sale Interest pursuant to the terms of the Agreement. |

By Order of the Board
**Cathay Pacific Airways Limited**
David Fu
Company Secretary
Hong Kong, 22nd July 2008

END